EXHIBIT 107

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee
Fees to be Paid	Equity	Common Stock, $0.05 par value per share	Rule 457(o)	1,050,000	$1.00 (1)	$1,050,000	0.0001531	$160.76
Fees to be Paid	Equity	Common Stock issuable upon the exercise of Warrants	Rule 457(o)	1,550,000	$1.00 (1)	$1,550,000	0.0001531	$237.31
Fees to be Paid	Equity	Common stock issuable upon the exercise of Pre-funded Warrants	Rule 457(o)	500,000	$1.00 (1)	$500,000	0.0001531	$76.55
	Total Offering Amounts					$3,100,000		$474.61
	Total Fees Previously Paid							-
	Total Fee Offsets							$0.00
	Net Fee Due							$474.61

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).